PRESS RELEASE

Nestlé opens a global centre for culinary research in Singen (Germany)

Vevey/Singen, 26 January 2004 – Peter Brabeck-Letmathe, Vice-Chairman of the Board and Chief Executive Officer of Nestlé S.A., today opened a new global centre for culinary research in Singen (Germany), in presence of officials from the state of Baden-Württemberg. The Nestlé Product Technology Centre (PTC) Singen represents an investment of EUR 22 million (CHF 34.5 million). Its building was completed in a record time of only 11 months.

PTC Singen employs a staff of about 150 from 16 different nationalities. The focus of its culinary research is on condiments, soups, sauces, mayonnaise, as well as chilled and frozen products like pasta, pizzas, doughs and prepared dishes. A further emphasis is on the development of baby food for young children from 4-6 months up to about age 3.

PTC Singen is one of nine Product Technology Centres within the worldwide resarch and development network of the Nestlé group, each of them dedicated to a particular product group. Their mission is to transform basic scientific knowledge elaborated at the Nestlé Research Centre in Lausanne (Switzerland) into industrially manufacturable products. This activity requires the vicinity of a factory.

After the sale of the Maggi factory at Kemptthal (Switzerland) to Givaudan in 2002, a new site for the PTC attached to that factory was found on the compound of the Maggi factory in Singen. With a view to reinforcing existing synergies, the activity of the former Nestlé R&D Centre in Weiding (Germany) in the field of wet culinary products and baby food was integrated into the new PTC Singen.

(Photos can be downloaded from the website of Nestlé Germany www.nestle.de > Presse > Pressemeldungen.)

Contacts:

	Media:	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*